UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 131347304	Page 2 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) IA

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 3 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 4 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I ONSHORE, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 5 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I PIE MASTER, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 6 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%*
14	Type of reporting person (see instructions) PN

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 7 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%*
14	Type of reporting person (see instructions) OO

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 8 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 9 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 10 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ENERGY GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 11 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, LP (formerly known as LUMINUS ASSET PARTNERS, LP)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 12 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 13 of 17 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,985,610
	9	Sole dispositive power 0
	10	Shared dispositive power 27,985,610
11	Aggregate amount beneficially owned by each reporting person 27,985,610
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 14 of 17 Pages

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (“Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1 through 8. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 4. Purpose of Transaction.

Item 4 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraph at the end thereof:

LSP Cal I is the seller in this transaction. None of the other Reporting Persons are participating in the transaction. With this transaction, LSP Cal I has completed its disposition of its investment in the Issuer. As a result of LSP Cal I’s disposition, Power Partners I will no longer be deemed to beneficially own any Shares of the Issuer. Accordingly, LSP Cal I and Power Partners I will no longer be included as Reporting Persons on future amendments to the Original Filing.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of July 10, 2014, LSP Cal I is the record owner of 0 Shares, representing approximately 0.0% of the outstanding Shares. Luminus Energy Fund is the record owner of 5,020,106 Shares, representing approximately 1.2% of the outstanding Shares. Luminus I Onshore is the record owner of 419,466 Shares, representing approximately 0.1% of the outstanding Shares. Luminus I PIE Master is the record owner of 709,082 Shares, representing approximately 0.2% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately 0.03% of the outstanding Shares. LSP Cal II is the record owner of 20,018,356 Shares, representing approximately 4.7% of the outstanding Shares. Vega Asset Partners is the record owner of 1,702,250 Shares, representing approximately 0.4% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Luminus Management, LLC	0	27,985,610	27,985,610	6.6%
Luminus Energy Partners Master Fund, Ltd.	0	27,985,610	27,985,610	6.6%
Luminus Special Opportunities I Onshore, L.P.	0	27,985,610	27,985,610	6.6%
Luminus Special Opportunities I PIE Master, L.P.	0	27,985,610	27,985,610	6.6%
LS Power Partners, L.P.	0	0	0	0.0%
LSP Cal Holdings I, LLC	0	0	0	0.0%
LS Power Partners II, L.P.	0	27,985,610	27,985,610	6.6%
LSP Cal Holdings II, LLC	0	27,985,610	27,985,610	6.6%
Vega Energy GP, LLC	0	27,985,610	27,985,610	6.6%
Vega Asset Partners, LP	0	27,985,610	27,985,610	6.6%
Farrington Management, LLC	0	27,985,610	27,985,610	6.6%
Farrington Capital, L.P.	0	27,985,610	27,985,610	6.6%

*	Based on 423,378,759 shares of common stock outstanding as of April 28, 2014 reported in the Form 10-Q for the quarterly period ended March 31, 2014 filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

13D/A

CUSIP No. 131347304	Page 15 of 17 Pages

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	PRICE ($)	CURRENCY
LSP Cal Holdings I, LLC	7/8/2014	Sell	13,213,372	23.5719	USD

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On July 8, 2014, the Reporting Persons entered into a Share Repurchase Agreement (the “Share Repurchase Agreement”) with the Issuer, whereby LSP Cal I agreed to sell, and the Issuer agreed to purchase, 13,213,372 Shares held by LSP Cal I for $23.5719 per Share, for an aggregate consideration of $311,464,283, subject to certain conditions set forth in the Share Repurchase Agreement attached as Exhibit 7.2. The sale of Shares to the Issuer pursuant to the Share Repurchase Agreement was completed on July 10, 2014. The summary of the Share Repurchase Agreement set forth above is qualified in its entirety by reference to the actual agreement which is filed as an exhibit hereto and incorporated by reference into this Item.

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Original Filing, as amended, is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

7.1	Second Amended and Restated Joint Filing Agreement, dated April 22, 2014 (previously filed).

7.2	Share Repurchase Agreement, dated July 8, 2014.

13D/A

CUSIP No. 131347304	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Cal Holdings I, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

13D/A

CUSIP No. 131347304	Page 17 of 17 Pages

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Executive Vice President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

Farrington Capital, L.P.

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President